Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Three months ended
	June 30,
	2014	2013
Earnings
Consolidated income before provision for income taxes	$453	$316
Fixed Charges	151	176
Earnings	$604	$492
Fixed Charges
Interest expense	$150	$175
Interest portion of rental expense (1)	1	1
Total fixed charges	$151	$176
Ratio of earnings to fixed charges	4.00x	2.80x

(1)	One-third of all rental expense is deemed to be interest.